Exhibit 99.2

December 6, 2018	TSX: GPR

For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER ADVANCES TERM LOAN TO BEADELL RESOURCES

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) announces that further to the press release dated September 23, 2018 announcing Great Panther’s friendly acquisition of Beadell Resources Limited (“Beadell”) (the “Acquisition”), Great Panther and Beadell have entered into a loan agreement (the “Loan Agreement”) pursuant to which Great Panther has agreed to advance Beadell and its subsidiary, Beadell Brasil Ltda. (“Beadell Brasil”), as joint and several borrowers, a non-revolving term loan in the principal amount of US$5,000,000 (the “Loan”). The proceeds of the Loan are expected to be used by Beadell Brasil for its general working capital requirements.

Pursuant to the Loan Agreement, the Loan will bear interest at the rate of 14% per year in arrears and has a term to January 15, 2019 (which maturity date may be extended by mutual agreement for an additional 30-day period as required). In accordance with the Loan Agreement, Beadell and Beadell Brasil have agreed to immediately prepay any outstanding principal balance of the Loan with the full amount of any proceeds of PIS (Programas de Integração Social e de Formação do Patrimônio do Servidor Público) and COFINS (Contribuição para o Financiamento da Seguridade Social) tax refunds, immediately upon receipt of such proceeds.

The Acquisition will create a new emerging and growth-oriented precious metals producer focused on the Americas with strong geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a Bulk Sample Program following the completion of a positive Preliminary Economic Assessment in May 2018. In addition, the Company has signed an agreement to acquire all of the issued ordinary shares of gold producer Beadell Resources Limited.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the timing and completion of the Acquisition, the expected use of proceeds of the Loan, and the repayment of the Loan.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Assumptions upon which forward looking statements relating to the Transaction have been made include that Beadell and Great Panther will be able to satisfy the conditions in the Scheme Implementation Deed, that due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of Beadell and Great Panther, and that all required third party, regulatory and government approvals will be obtained. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Beadell and Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2017 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath

Director, Investor Relations

Toll free:   1 888 355 1766

Tel:         +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com